September 30, 2025

Yucheng Hu
Chief Executive Officer
Mega Matrix Inc
Level 21, 88 Market Street
CapitaSpring
Singapore, 048948

       Re: Mega Matrix Inc
           Registration Statement on Form F-3
           Filed September 4, 2025
           File No. 333-290026
Dear Yucheng Hu:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3
Our Company
Overview, page 1

1. We note your disclosure that you have already launched your treasury reserve asset strategy using Ethena governance tokens ("ENA") as well as your disclosed existing holdings of 40 ETH and 12 BTC. Please expand your disclosure to describe whether you plan on integrating cryptocurrencies into your FlexTV operations. If so, please revise to state how you plan to treat the cryptocurrency received in connection with business operations, including, if applicable, how you plan on using digital assets to support your streaming customers. Lastly, please make corresponding changes to your
       Risk Factors, as appropriate.
 September 30, 2025
Page 2
2. We note your disclosure that as part of your Digital Asset treasury strategy, you will have significant investments in ENA, BTC, ETH, and other Digital Assets. Please expand your disclosure to:
           Provide a discussion of the material aspects of your treasury strategy and how you intend to generate profit through this strategy.
           Quantify the amount of Digital Assets the company intends to acquire and hold, and in what proportions. If the company has not yet identified all of the Digital
          Assets, disclose when and how the company plans to identify the particular
          Digital Assets it expects to acquire and hold. As appropriate, please also update your use of proceeds disclosure accordingly.
           Provide a discussion of    tokenomics    discussing the past and
current supply of
          the Digital Assets you hold or intend to acquire and hold, how they are created, any burn mechanism, the amount locked up and the related unlocking schedule, and any inflationary or deflationary mechanisms.
3. Please identify the third-party advisors, if any, involved in the execution of your ENA treasury strategy, how you determined to retain or engage with them, and describe their various roles and material terms of your arrangements with them. In addition, please disclose whether you will be relying on third-parties to hold ENAs or any other digital assets you hold or intend to hold in the future, such as Bitcoin. In this regard, we note a reference to your intent to use "established custodians, including Anchorage and Cactus Wallet," however it is not clear if you currently use such custodians.
4. We note your disclosure that you may engage in staking, re-staking or other permitted activities that involve the use of smart contracts or decentralized applications as part of your treasury management strategy. Please revise to:
           Describe the material aspects of your plans to stake digital assets that you hold.
           Disclose your policies and procedures regarding your staking plans. For example, state how much of your digital assets you intend to stake, and explain how your agreement with any staking provider will operate.
5. You state that as of the date hereof you hold 40 ETH and, as of June 25, 2025, you held 12 BTC. Confirm whether these amounts continue to represent all of your current
       Digital Asset holdings. Clarify how you used the proceeds of the offering you closed on July 24, 2025, the proceeds of which you disclose "will provide a solid capital foundation for [y]our digital asset treasury strategy."
Digital Assets have historically experienced, and are expected to continue to experience, high price volatility..., page 13

6. Please revise to include quantitative examples of the historic prices for the Digital
       Assets that you plan to acquire.
Risk Factors
Risks Related to our Digital Assets Treasury Reserve Strategy and Staking, page
13

7. We note your risk factor disclosure that addresses the novelty of digital assets and the resulting risks, including commercial and technical uncertainty. There or in a new risk factor, please revise to enhance your disclosure by describing any material financing, liquidity, or other risks you face related to the impact that a crypto asset market
 September 30, 2025
Page 3

       disruption may have, directly or indirectly, on the value of ENA (including the staked version) or other digital assets you hold or intend to hold.
8. We note your disclosure that the Company will safeguard its Digital Assets using custodians, including Anchorage and Cactus Wallet. Please revise to identify your custodians and disclose the material terms of your custody arrangements. Please also file your agreement(s) as exhibits to your registration statement if material. In addition, please revise to disclose the scope and limitations of the insurance coverage that your custodians provide and discuss whether coverage is shared by other custody customers, and whether that could result in the coverage being insufficient to compensate you for losses.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-
3264 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   John Yung